Filed by Kimco Realty Corporation
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                            Subject Company: Pan Pacific Retail Properties, Inc.
                                                   Commission File No. 001-13243
                                                          Date: October 17, 2006



                                [KIMCO LETTERHEAD]




                                                       October 13, 2006



Dear CTOP Limited Partner:

      As you may know, Kimco Realty Corporation has agreed to acquire Pan Pacific Retail Properties, Inc. and its indirect interest in CT Operating Partnership, L.P. ("CTOP"). In the transaction, the Pan Pacific stockholders will receive $70 in consideration for each of their Pan Pacific shares. The consideration will be paid with at least $60 in cash and up to $10 in Kimco common stock at Kimco's option (based on the 10 day average before the closing). The Pan Pacific stockholders have approved the transaction, and Kimco and Pan Pacific plan to complete the merger on October 31, 2006.

      You currently have the right to redeem your CTOP units for either shares of Pan Pacific common stock or the equivalent cash value, as decided by the general partner. We are writing to let you know of the upcoming merger, as you may wish to exercise this right and receive shares of Pan Pacific common stock or cash on or before the closing of the Kimco transaction. If you wish to do so, please complete the attached redemption form and return it promptly to Pan Pacific. WE STRONGLY URGE YOU TO CONSULT WITH YOUR ADVISORS REGARDING THESE TRANSACTIONS, PARTICULARLY WITH RESPECT TO THE TAX CONSEQUENCES OF AN EXERCISE OF YOUR REDEMPTION RIGHT.

      You should be aware that Kimco is presently in discussions with certain of the limited partners of CTOP regarding the terms and provisions governing CTOP (or its successor entity). These discussions are ongoing and Kimco may or may not reach agreement with these limited partners. Accordingly, Kimco cannot tell you whether, if it were to reach an agreement, such agreement would be consummated and if consummated what the terms would be, although it is expected that these terms would only be available to accredited investors within the meaning of the securities laws. The terms that will be available to such eligible limited partners if an agreement is reached may be more favorable than the current terms of the CTOP partnership agreement. In addition, Kimco and Pan Pacific may not effect any transaction involving CTOP, in which case you will remain a limited partner of CTOP in accordance with the terms of the governing documents of CTOP unless you exercise your redemption right.

      On August 23, 2006, Kimco filed with the SEC a definitive proxy statement/prospectus in connection with these transactions. The definitive proxy statement/prospectus contains detailed information about, among other things, the terms of the merger agreement, the terms and background of the transactions and the transaction participants and the Kimco stock which will be issued. The definitive proxy statement/prospectus is included in this mailing and we urge you to read it carefully.

      If you have any further questions, please contact me at (516) 869-2583.

                                   Sincerely,

                                   /s/ Thomas A. Caputo

                                   Thomas A. Caputo
                                   Executive Vice President

                                    EXHIBIT B
                               NOTICE OF EXCHANGE

      The undersigned hereby irrevocably (i) exchanges ______________ Partnership Units in CT Operating Partnership, L.P. in accordance with the terms of the Second Amended and Restated Agreement of Limited Partnership of CT Operating Partnership, L.P. and the Exchange Right referred to therein, (ii) surrenders such Partnership Units and all right, title and interest therein, and
(iii) directs that the Cash Amount or REIT Shares deliverable upon exercise of the right of Exchange be delivered to the address specified below, and such REIT Shares, if any, be registered or placed in the name(s) and at the address(es) specified below. The undersigned Beneficially Owns _____________ shares of common stock of Pan Pacific Retail Properties, Inc. as of the date hereof.

Dated:  ______________________

                             Name of Limited Partner:


                                    --------------------------------------------
                                    (Signature of Limited Partner)

                                    --------------------------------------------
                                    (Street Address)

                                    --------------------------------------------
                                    (City) (State) (Zip Code)

                                    Signature Guaranteed by:


                                    --------------------------------------------

REIT Shares, if any, are to be issued to:

Please insert social security or identifying number:

Name:


########


Forward-Looking  Statements
This filing contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this filing are forward-looking statements. All forward-looking statements speak only as of the date of this filing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Kimco, Pan Pacific and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, Kimco's right under the merger agreement to revoke its election to include stock in the merger consideration, and the satisfaction of conditions to the closing of the merger. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional  Information  and Where to Find It
This  filing  does not  constitute an offer of any securities for sale.
In connection with the proposed transaction,Kimco and Pan Pacific have filed a definitive proxy statement/prospectus dated August 23, 2006 with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Kimco and Pan Pacific and the proposed merger.Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Kimco and Pan Pacific with the SEC at the SEC's website at www.sec.gov. The definitive proxy statement/ prospectus and other relevant documents may also be obtained free of charge from Kimco or Pan Pacific by directing such request to: Kimco Realty Corporation, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020
Attention: Investor Relations or Pan Pacific Retail Properties, Inc., 1631B South Melrose Drive, Vista, California 92083 Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material before making any investment decisions with respect to the merger.